TransCanada

[redacted]

04035341

RECEIVED

2004 JUL -7 P 3:56

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CORPORATE - SECRETARIAL - FACSIMILE

*The information contained in this facsimile message is **legally privileged and confidential** and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

SUPPL

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: (212) 656-5071/5072

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Brenda Hounselll, Corporate Secretarial Department

Date: July 5, 2004 Time: 13:10 MDT

Number of Pages (including Cover) 3

dlw 7/8

Re: News Release

Please see the attached news releases scheduled to cross the Canada News Wire immediately:

"TransCanada's Bécancour Cogeneration Project Receives Government Approval"

Disposition of Original:

Sent by Courier ______
Sent by Mail: ______
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Brenda Hounsell Phone: (403) 920-7680

TransCanada
In business to deliver

NewsRelease

TransCanada's Bécancour Cogeneration Project Receives Government Approval

CALGARY, Alberta – **July 5, 2004** – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation announced today that it has received approval from the Québec Government to develop the 550 megawatt natural gas-fired cogeneration power plant in Bécancour, Québec. Construction activities will begin at the site in upcoming weeks.

The power plant will be located in the Bécancour Industrial Park, near Trois-Rivières and will supply its entire power output to Hydro-Québec Distribution under a 20-year power purchase agreement. The plant will also supply steam to Norsk Hydro and Pioneer Chemicals Inc. located within the industrial park.

The Bécancour contract was approved by the Régie de l'Energie on August 23, 2003. The Bureau d'Audience Publique sur l'Environment reviewed the Bécancour project and on April 13, 2004 concluded the proposed cogeneration facility meets or exceeds all environmental regulations in Québec.

"We are pleased the government of Québec has authorized the project," said Hal Kvisle, TransCanada's chief executive officer. "We are confident we will meet our in-service date of September 2006 and look forward to providing Québec with this much needed additional energy supply."

SNC-Lavalin Services Ltd., an SNC-Lavalin Business Unit, has been awarded a contract to design, construct and commission the power plant. It is expected that up to 500 construction jobs will be created. In addition, a number of local businesses will be needed to provide services to the project during the construction and operating phases. Approximately 25 full-time positions will be required to operate the facility. During the life of the facility, routine operations and maintenance will require ongoing support from suppliers and specialty contractors from across the region.

The cost of the Bécancour project is estimated at approximately $500 million.

"We would like to thank the organizations and governments of Bécancour and Trois Rivières for their strong show of support for this project. We look forward to soon becoming a member of this community," said Mr. Kvisle.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our

network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

– 30 –

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta /Debbie Stein	(403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	9443
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/05 14:04
USAGE T	01'07
PGS.	3
RESULT	OK

TransCanada

450 – 1 Street S. W.
Calgary, Alberta T2P 5H1
Fax Number: (403) 920.2000
Telephone: (403) 920.2467

CORPORATE - SECRETARIAL - FACSIMILE

The information contained in this facsimile message is ***legally privileged and confidential*** *and is intended only for the individual or entity named below. If the reader of this information is not the intended recipient, please be notified that any dissemination, distribution or copy of this fax is strictly prohibited. If you have received this fax in error, we would appreciate your notifying the sender at the telephone number provided below and returning the original message to us at the above address by mail. Thank you.*

To: *The Toronto Stock Exchange*
Attention: Manager, Market Surveillance
Fax Number: (416) 646-7263

To: *New York Stock Exchange*
Attention: Elizabeth V. Montz
Fax Number: 212-656-5071/5072

To: *Securities and Exchange Commission*
Attention: Filing Desk, Stop 1-4
Fax Number: (202) 942-9628

From: Cheryl Potorti, Corporate Secretarial Department

Date: July 2, 2004 Time: 5:15 pm MST

Number of Pages (including Cover) 3

Re: News Release

Please see the attached news release scheduled to cross the Canada News Wire immediately:

"TransCanada Receives EUB Generic Cost of Capital Decision"

Disposition of Original:

Sent by Courier ____
Sent by Mail: ____
Held on our File: X

If message is unclear or incomplete, please contact the operator:
Operator: Cheryl Potorti Phone: (403) 920-7660

TransCanada
In business to deliver

NewsRelease

TransCanada Receives EUB Generic Cost of Capital Decision

CALGARY, Alberta – **July 2, 2004** – (TSX: TRP) (NYSE: TRP) – TransCanada Corporation, through its subsidiary NOVA Gas Transmission Ltd. (NGTL), today received the Alberta Energy and Utilities Board's (EUB) Decision on generic cost of capital for Alberta utilities.

The Decision establishes a rate of return on equity of 9.60 per cent based on deemed common equity of 35 per cent for 2004 on TransCanada's Alberta System. This is less than the applied for rate of 11 per cent on deemed common equity of 40 per cent, which the Company considers a fair return. Pending the outcome of the Phase 1 General Rate Application currently before the EUB TransCanada estimates this will result in 2004 net earnings from the Alberta System of approximately $155 million compared to net earnings of $190 million in 2003.

TransCanada continues to review details of the EUB's reasons for decision.

TransCanada is a leading North American energy company. We are focused on natural gas transmission and power services with employees who are expert in these businesses. Our network of approximately 39,000 kilometres (24,200 miles) of pipeline transports the majority of Western Canada's natural gas production to the fastest growing markets in Canada and the United States. TransCanada owns, controls or is constructing nearly 4,700 megawatts of power – an equal amount of power can meet the needs of about 4.7 million average households. Our common shares trade under the symbol TRP on the Toronto and New York stock exchanges. Visit us on the Internet at www.transcanada.com for more information.

Note: All financial figures are in Canadian dollars unless noted otherwise.

FORWARD LOOKING INFORMATION

Certain information in this news release is forward-looking and is subject to important risks and uncertainties. The results or events predicted in this information may differ from actual results or events. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability and price of energy commodities, regulatory decisions, competitive factors in the pipeline and power industry sectors, and the current economic conditions in North America. For additional information on these and other factors, see the reports filed by TransCanada with Canadian securities regulators and with the United States Securities and Exchange Commission. TransCanada disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Media Inquiries:	Hejdi Feick/Kurt Kadatz	(403) 920-7859
Investor & Analyst Inquiries:	David Moneta /Debbie Stein	(403) 920-7911

****
*** RX REPORT ***
****

RECEPTION OK

TX/RX NO	9440
CONNECTION TEL	403 920 2467
SUBADDRESS	
CONNECTION ID	
ST. TIME	07/02 18:09
USAGE T	00'59
PGS.	3
RESULT	OK